

June 9, 2015

A. Mark Zeffiro
Chief Executive Officer
Horizon Global Corporation
39400 Woodward Avenue, Suite 100
Bloomfield Hills, MI 48304

     Re: Horizon Global Corporation
             Amendment No. 1 to Registration Statement on Form S-1
             Filed May 27, 2015
             File No. 333-203138

Dear Mr. Zeffiro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2015 letter.

Unaudited Pro Forma Combined Financial Data, page 44

Notes to the Unaudited Pro Forma Combined Financial Data, page 48

1. Please explain the basis for assuming a 37.5% income tax rate in note C. Additionally, it appears that the pro forma income tax amount for each pro forma statement of operations period should be equal to the assumed 37.5% rate. Please revise or advise. Also, explain why an income tax benefit is appropriate on pretax income for the annual pro forma statement of operations.

2. Within notes D and E, please revise your disclosure to show how the number of shares used to compute basic and diluted earnings per share were calculated. In addition, your disclosure should discuss the assumptions involved in determining the number of shares included assuming exercise of dilutive outstanding options and restricted stock awards and the impact should the actual amounts be either higher or lower.

3. Please revise note (J) to explain how the additional paid in capital amount of $7,850 was determined and to include the associated number of shares.

Other pro forma considerations not included in notes above, page 49

4. In the first bullet you state that you do not believe the expected increase in executive compensation expense is significant enough to include as a pro forma adjustment. However, it appears that the combination of the expected increase in executive compensation and the incremental board of director fees to be incurred after the separation, both of which are disclosed on page 101, may be material to pro forma income before taxes. Please advise or revise as appropriate.

Management's Discussion and Analysis

Three Months Ended March 31, 2015 Compared with the Three Months Ended March 31, 2014, page 55

5. We note on page 56 that your effective income tax rate increased from 27.7% for the three months ended March 31, 2014 to 36.8% for the three months ended March 31, 2015. In light of the decrease in net income when comparing the same periods and the significance of the change in the rate, please tell us and revise your disclosure to explain the reasons for this change and quantify the relative impact of any material factors. We refer you to Section III.B of SEC Release 33-8350.

6. On pages 56 and 57 you disclose in regard to the Cequent Americas segment that "gross profit margin improved due to a more favorable product sales mix" and "increases in gross profit margin were partially offset by … the sale of higher cost inventory." These appear to be contradictory assertions. Please revise as appropriate or advise.

Security Ownership of Certain Beneficial Owners, page 102

7. For each of the first five beneficial owners listed in the table, please disclose the natural person (or persons) who has (or have) voting and dispositive power of the shares listed in the table or advise.

You may contact Kristen Shifflett at (202) 551-3381 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: James P. Dougherty, Esq.